BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2006 AND 2005

BASSETT VENTURES INC.

(FORMERLY ASSISTGLOBAL TECHNOLOGIES CORP.)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

August 14, 2006

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181   Fax (604) 682-4768

The accompanying notes are an integral part of these financial statements.

2.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

BALANCE SHEETS

June 30, 2006 and December 31, 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	June 30,	December 31,
	2006	2005
	(unaudited)	(audited)
ASSETS
CURRENT
Cash and cash equivalents	$555,721	$17,163
Accounts receivable	4,715	8,938
	560,436	26,101
PROPERTY AND EQUIPMENT (Note 5)	8,129	6,522
	$568,565	$32,623
LIABILIITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$135,600	$150,636
Demand loan (Note 6)	-	16,500
	135,600	167,136
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	1,830,287	1,174,911
Additional paid-in capital (Note 7(e))	670,374	670,374
Deficit	(2,067,696)	(1,979,798)
	432,965	(134,513)
	$568,565	$32,623

Going concern (Note 2)

Subsequent event (Note 11)

The accompanying notes are an integral part of these financial statements.

3.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF OPERATIONS

For the six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended			Six months ended
		June 30,			June 30,
	2006	2005		2006	2005
EXPENSES
Amortization	$648	$452		$1,234	$804
Bank charges and foreign exchange (gain) loss	182	124		405	259
Management and consulting fees	40,000	31,803		55,000	65,803
Office and administration (recovery)	570	1,544		1,193	1,693
Professional fees	6,209	18,659		5,836	23,969
Regulatory and transfer agent fees	7,414	9,127		8,907	11,468
Rent and occupancy costs	3,049	4,638		7,536	8,382
Wages and benefits	-	20		8,068	20
	58,072	66,367		88,179	112,398
Loss before other items	58,072	66,367		88,179	112,398
Other income	(243)	(5)		(281)	(10)
Net loss from continuing operations	57,829	66,362		87,898	112,388
Net (income) loss from discontinued operations	-	85,697		-	84,801
(note 4)
Net loss for the period	$57,829	$152,059		$87,898	$197,189
Loss per share	$0.01	$0.03		$0.02	$0.04
Loss per share from continued operations	$0.01	$0.02		$0.02	$0.03
Earnings per share from discontinued operations	$0.01	$0.02	$		$0.02
Weighted average number of shares outstanding	5,041,019	4,405,835		4,631,208	4,405,835

The accompanying notes are an integral part of these financial statements.

4.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF SHAREHOLDERS' EQUITY

For the six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

JUNE 30, 2006

	Common Shares		Additional		Total
	Number		Paid-in	Accumulated	Shareholders'
	of Shares	Amount	Capital	Deficit	Equity
Balance, June 30, 2003	8,188,780	$13,503,911	$-	$(13,754,866)	$(250,955)
Share consolidation 3:1	(5,459,187)		-	-	-
Common shares issued for shares of
AssistGlobal Inc. (including 750,000
shares issued as a finder's fee)	11,100,000	(13,503,911)	-	13,503,911	-
AssistGlobal Inc. shareholder deficiency
acquired on reverse acquisition	-	177,380	-	(278,849)	(101,469)
Stock options exercised	200,000	60,000	-	-	60,000
Issue of common shares for cash	1,973,750	315,800	-	-	315,800
Fair value of options issued to consultants (Note 3 (d))	-	-	280,276	-	280,276
Net loss for the year	-	-	-	(528,432)	(528,432)
Balance, December 31, 2003, as restated	16,003,343	553,180	280,276	(1,058,236)	(224,780)
Stock options exercised	1,000,000	332,500	-	-	332,500
Stock compensation on options exercised	-	91,323	(91,323)	-	-
Issue of common shares for cash, net of share
issue costs of $9,793	420,000	127,600	-	-	127,600
Issue of common shares for investor relation services	200,000	28,000	-	-	28,000
Fair value of options issued to employees and consultants	-	-	270,882	-	270,882
Net loss for the year	-	-	-	(718,439)	(718,439)
Balance, December 31, 2004	17,623,343	1,132,603	459,835	(1,776,675)	(184,237)
Stock consolidation 4:1	(13,217,508)	-	-	-	-
Shares returned to treasury (Note 4)	(1,688,992)	(107,692)	210,539	-	102,847
Issue of common shares by way of private placements	1,500,000	150,000	-	-	150,000
Net loss for the year	-	-	-	(203,123)	(203,123)
Balance, December 31, 2005	4,216,843	1,174,911	670,374	(1,979,798)	(134,513)
Less share issuance costs	5,000,000	655,376	-	-	655,376
Net loss for the period	-	-	-	(87,898)	(87,898)
Balance, June 30, 2006	9,216,846	$1,830,287	$670,374	$(2,067,696)	$(432,965)

The accompanying notes are an integral part of these financial statements.

5.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

	Three months ended		Six months ended
		June 30,		June 30,
	2006	2005	2006	2005
Cash flows (used in) provided by:
Operating activities:
Net loss from discontinued operations	$(57,829)	$(66,361)	$(87,898)	$(112,387)
Adjustments for items not affecting cash:
Amortization	648	452	1,234	804
Change in non-cash operating working capital balances:
Accounts receivable	(2,700)	(6,276)	4,224	(6,276)
Prepaid expenses	-	-	-	967
Accounts payable and accrued liabilities	(38,411)	69,124	(15,036)	109,551
Demand loan	(16,500)	-	(16,500)	10,000
	(114,792)	(3,061)	(113,976)	2,659
Investing activities:
Purchase of property and equipment	-	(4,294)	(2,842)	(4,294)
Financing activities:
Common stock issued for cash, net of issuance costs	658,467	-	655,376	-
Increase (decrease) in cash and cash equivalents from
continuing operations	543,675	(7,355)	538,558	(1,635)
Decrease in cash and cash equivalents from
discontinued operations	-	10,489	-	(18,266)
Increase (decrease) in cash and cash equivalents	543,675	3,134	538,558	(19,901)
Cash and cash equivalents from continued operations,
beginning	12,046	7,410	17,163	1,690
Cash and cash equivalents from discontinued operations,
beginning	-	(14,626)	-	14,129
Cash and cash equivalents, beginning	12,046	(7,216)	17,163	15,819
Cash and cash equivalents from continued operations,
ending	555,721	55	555,721	55
Cash and cash equivalents from discontinued operations,
ending	-	(4,137)	-	(4,137)
Cash and cash equivalents, ending	$555,721	$(4,082)	$555,721	$(4,082)

6.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

1.

NATURE OF BUSINESS AND REORGANIZATION

The Company through its wholly owned subsidiary, AssistGlobal Inc. (formerly AssistGlobal.com Communications Inc.) (“AGI”), was engaged in the business of developing, selling, hosting and supporting project and facility management software and providing other custom application solutions globally. The main proprietary line Microview FM is designed for use on PDA's. It records and updates facilities data on the spot for large scale reorganizations, employee moves, inventory, maintenance and inspection activities.

In July 2005, AGI was distributed to shareholders of AGI upon the redemption of their company shares. The redemption gave rise to a $210,539 credit to contributed surplus.

Effective July 7, 2005, the Company consolidated its share capital on the basis of one new share for every four old shares and changed its name to Bassett Ventures Inc.

2.

CONTINUING OPERATIONS

The financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

As at June 30, 2006, the Company has a working capital of $424,836 and has accumulated losses of $2,067,696. The Company’s ability to meet its obligations and maintain operations is contingent upon the Company’s ability to receive continued financial support, complete equity financing or generate profitable operations in the future.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Outlined below are those policies considered particularly significant by the Company.

(a)

Accounting estimates

The preparation of financial statements in accordance with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses for the reporting year. Actual results could differ from those estimated by management.

(b)

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

7.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c)

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. Annual rates of amortization are as follows:

Computer equipment

30%

declining balance

Equipment, furniture and fixtures

20%

declining balance

Leasehold improvements

Term of lease

straight line

In the year of acquisition, these rates are reduced by one-half.

(d)

Stock-based compensation

The Company has a stock option plan, which is described in Note 7(c). Effective July 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to increase net loss by $231,976 for the year ended December 31, 2003 (2002 - $NIL), to increase deficit by $231,976 as at December 31, 2003 (2002 - $NIL), and to increase additional paid-in capital by $231,976 as at December 31, 2003 (2002 - $NIL).

(e)

Earnings (loss) per share

The Company calculates basic earnings (loss) per share using the weighted average number of common shares outstanding during the period excluding escrowed shares for which the release is subject to the satisfaction of performance criteria.  Diluted net earnings (loss) per share are calculated by the treasury stock method.  Under the treasury stock method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period in calculating the net dilution impact.  Stock options and warrants are dilutive when the Company has income from continuing operations and the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

The loss per share reflects the four for one consolidation of the common shares during 2005. The comparative loss per share has been restated to reflect the consolidation.

8.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

4.

DISCONTINUED OPERATIONS

On July 6, 2003, the Company acquired all of the issued and outstanding common shares of AGI in exchange for 10,350,000 common shares of the Company. The transaction was accounted for as a reverse takeover in accordance with Canadian generally accepted accounting principles during the year ended December 31, 2003.

Due to unsuccessful efforts of the Company to secure financing for AGI’s operations, the board of directors of each of the Company and AGI has determined that it is in the best interests of both companies that the Company divests of all of its interest in AGI to the former principal shareholders.

As a result, during the year ended December 31, 2005, the Company distributed its shares of AGI to certain officers and employees of AGI who surrendered 1,688,992 shares of the Company. These surrendered shares were cancelled and returned to treasury. As part of the transaction, the Company forgave $279,230 of intercorporate debt owed by AGI to the Company and transferred its ownership of AssistGlobal (USA) Inc. to AGI.

June 30,	2006	2005
Revenue	$–	$419,625
Direct costs	–	322,209
Gross margin	–	97,416
Expenses
Amortization	–	7,008
General and administrative	–	128,533
Interest	–	2,131
	–	137,672
Gain on transfer of capital lease	–	11,402
Loss on sale of assets	–	(55,960)
	–	(44,558)
Net income from discontinued operations	$–	$84,814

5.

PROPERTY AND EQUIPMENT

		Accumulated	June 30,	December 31,
	Cost	Amortization	2006	2005
Computer equipment	$5,954	$2,924	$3,030	$2,615
Equipment	1,642	66	1,576	-
Furniture and fixtures	1,773	353	1,420	1,595
Leasehold improvements	2,522	419	2,103	2,312
	$11,891	$3,762	$8,129	$6,522

9.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

6.

DEMAND LOAN

The demand loan is unsecured, non-interest bearing with no fixed terms of repayment.  During the period ended June 30, 2006, the Company repaid the demand loan in full.

7.

SHARE CAPITAL

(a)

Authorized

Unlimited common shares without nominal or par value

(b)

Issued and fully paid

	Number of shares	Stated value
Balance at December 31, 2004	17,623,343	$1,132,603
Share consolidation 4:1	(13,217,508)
Shares returned to treasury (Note 4)	(1,688,992)	(107,692)
Issued shares by way of private placements	1,500,000	150,000
Balance, December 31, 2005	4,216,843	1,174,911
Issued shares by way of private placements	5,000,000	658,467
Less share issuance costs	-	(3,091)
Balance, June 30, 2006	9,216,843	$1,830,287

(c)

Stock options

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. A summary of the status of the options outstanding and exercisable follows:

		Weighted average
	Number of shares	exercise price
Balance at December 31, 2004	2,606,000	$0.29
Cancelled	(950,000)	0.32
Share consolidation 4:1	(1,242,000)	-
Balance at December 31, 2005 and June 30, 2006	414,000	$0.28

As at June 30, 2006, the following stock options were outstanding:

10.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

7.

SHARE CAPITAL

(c)

Options (continued)

		Number		Number
		outstanding at		exercisable at
Exercise price		June 30, 2006	Expiry date	June 30, 2006
$1.20		14,000	January 25, 2007	14,000
$1.56	($1.20 USD)	125,000	December 9, 2008	125,000
$1.32	($1.00 USD)	37,500	January 16, 2009	37,500
$1.56	($0.60 USD)	237,500	August 25, 2009	237,500
		414,000		414,000

(d)

Warrants

As at June 30, 2006, the Company had the following warrants outstanding entitling the holder to purchase one common share of the Company as follows:

Number of shares	Exercise price	Expiry date
5,000,000	$0.12 (USD)	June 14, 2007
	$0.15 (USD)	June 14, 2008

(e)

Additional paid-in capital

	June 30, 2006	December 31, 2005
Balance, beginning	$670,374	$459,835
Shares cancelled and returned to treasury	-	210,539
Balance, ending	$670,374	$670,374

8.

FINANCIAL INSTRUMENTS

The carrying amounts of: cash and cash equivalents; accounts receivable; accounts payable and accrued liabilities; and demand loan approximate their fair values due to the short-term maturity of these instruments.

Management is of the opinion that the Company is not subject to significant interest, currency or credit risks on the financial instruments included in these financial statements, except as noted.

11.

BASSETT VENTURES INC.

(Formerly AssistGlobal Technologies Corp.)

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006 and 2005

(Expressed in Canadian Dollars)

(Unaudited - Prepared by Management)

9.

RELATED PARTY TRANSACTIONS

June 30,	2006	2005
Management and consulting fees paid to a company controlled	$25,000	$80,188
by a common director and to a company controlled by a
former director and a former officer of the Company
Amounts included in accounts receivable due from a	$-	$250	US
company controlled by a director of the Company
Amounts included in accounts payable due to a company	$107,535	$103,180
controlled by a common director of the Company and to
a company controlled by a former director and
a former officer of the Company

These amounts are recorded at the exchange amount based on the amounts paid and/or received by the parties.

10.

COMPARATIVE FIGURES

Comparative figures in the statements of operations and deficit and cash flows include the accounts of AGI. The investment in AGI was written-off during the year ended December 31, 2005 (see Note 4). The comparative figures have been reclassified, where applicable, to conform with the current year’s presentation and are presented for comparative purposes only.

11.

SUBSEQUENT EVENT

Subsequent to the period ended June 30, 2006:

(a)

$72,225 owing to a company controlled by a former director and a former officer of the Company has been assigned to a third party pursuant to a debt settlement agreement.

(b)

$35,310 owing to a company controlled by a director of the Company has been assigned to a third party pursuant to a debt settlement agreement.

12.